March 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Matthew Crispino

Re:	Build Acquisition Corp.

Registration Statement on Form S-1

File No. 333-253664

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and Allen & Company LLC, as representatives of the several underwriters, hereby join Build Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253664) (the “Registration Statement”) to become effective on Tuesday, March 16, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Chris Weekes
Name:	Chris Weekes
Title:	Managing Director

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

[Signature Page to Acceleration Request]